SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 3)
NYMAGIC, INC.
(Name of Issuer)
Common Stock, $1.00 Par Value
(Title of Class of Securities)
629484106
(CUSIP Number)
William J. Michaelcheck Mariner Partners, Inc. 780 Third Avenue 16th Floor New York, NY 10017
Copy to: Laura D. Richman Mayer, Brown, Rowe & Maw LLP 190 S. LaSalle St. Chicago, IL 60603 312-701-7304
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
December 23, 2003
(Date of Events Which Require Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e),
240.13d-1(f) or 240.13d-1(g), check the following box   /X/ (with respect to Mark W. Blackman
and John N. Blackman, Jr.)

(Continued on following pages) (Page 1 of 23 Pages)

CUSIP NO.:  629484106           SCHEDULE 13D

1             NAME OF REPORTING PERSONS
               Mariner Partners, Inc.
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

 2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a)  ⃞
                                                                                                                                                    (b)  ⊠

 3             SEC USE ONLY

 4             SOURCE OF FUNDS
               OO [Not yet determined]

 5             CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) or 2(e)                                                                           ⃞

 6             CITIZENSHIP OR PLACE OF ORGANIZATION
               Delaware

                                              7             SOLE VOTING POWER
                                                                                                                0
 NUMBER OF
SHARES                              8             SHARED VOTING POWER
BENEFICIALLY                                                                            3,204,171
OWNED BY
EACH                                  9             SOLE DISPOSITIVE POWER
REPORTING                                                                                          0
PERSON
                                             10           SHARED DISPOSITIVE POWER
                                                                                      1,800,000 shares subject to option

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                            3,204,171 based on shared voting power

 12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                                                                                                                     ⃞

 13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                                          33.00%

 14           TYPE OF REPORTING PERSON
                                                                                          CO

CUSIP NO.:  629484106           SCHEDULE 13D

1             NAME OF REPORTING PERSONS
               Mark W. Blackman
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

 2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a)  ⃞
                                                                                                                                                     (b)  ⊠

 3             SEC USE ONLY

 4             SOURCE OF FUNDS
               Not applicable

 5             CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) or 2(e)                                                                                          ⃞

 6             CITIZENSHIP OR PLACE OF ORGANIZATION
               U.S.A.

                                              7             SOLE VOTING POWER
                                                                                                                0
 NUMBER OF
SHARES                              8             SHARED VOTING POWER
BENEFICIALLY                                                                            3,204,171
OWNED BY
EACH                                  9             SOLE DISPOSITIVE POWER
REPORTING                                                                                    524,530
PERSON
                                             10           SHARED DISPOSITIVE POWER
                                                                                                           450,000

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                            3,204,171 based on shared voting power

 12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                                                                                                      ⊠

 13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                                          33.00%

 14           TYPE OF REPORTING PERSON
                                                                                          IN

CUSIP NO.:  629484106           SCHEDULE 13D

1             NAME OF REPORTING PERSONS
               Blackman Investments LLC
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

 2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a)  ⃞
                                                                                                                                                     (b)  ⊠

 3             SEC USE ONLY

 4             SOURCE OF FUNDS
               Not applicable

 5             CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) or 2(e)                                                                                          ⃞

 6             CITIZENSHIP OR PLACE OF ORGANIZATION
               Connecticut

                                              7             SOLE VOTING POWER
                                                                                                                0
 NUMBER OF
SHARES                              8             SHARED VOTING POWER
BENEFICIALLY                                                                            3,204,171
OWNED BY
EACH                                  9             SOLE DISPOSITIVE POWER
REPORTING                                                                                    420,030
PERSON
                                             10           SHARED DISPOSITIVE POWER
                                                                                                           550,000

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                            3,204,171 based on shared voting power

 12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                                                                                                      ⃞

 13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                                          33.00%

 14           TYPE OF REPORTING PERSON
                                                                                          OO

CUSIP NO.:  629484106           SCHEDULE 13D

1             NAME OF REPORTING PERSONS
               Blackman Charitable Remainder Trust
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

 2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a)  ⃞
                                                                                                                                                     (b)  ⊠

 3             SEC USE ONLY

 4             SOURCE OF FUNDS
               Not applicable

 5             CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) or 2(e)                                                                                          ⃞

 6             CITIZENSHIP OR PLACE OF ORGANIZATION
               Connecticut

                                              7             SOLE VOTING POWER
                                                                                                                0
 NUMBER OF
SHARES                              8             SHARED VOTING POWER
BENEFICIALLY                                                                            3,204,171
OWNED BY
EACH                                  9             SOLE DISPOSITIVE POWER
REPORTING                                                                                    100,000
PERSON
                                             10           SHARED DISPOSITIVE POWER
                                                                                                             0

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                            3,204,171 based on shared voting power

 12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                                                                                                      ⃞

 13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                                          33.00%

 14           TYPE OF REPORTING PERSON
                                                                                          OO

CUSIP NO.:  629484106           SCHEDULE 13D

1             NAME OF REPORTING PERSONS
               Louise B. Tollefson 2000 Florida Intangible Tax Trust Dated 12/12/00
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

 2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a)  ⃞
                                                                                                                                                     (b)  ⊠

 3             SEC USE ONLY

 4             SOURCE OF FUNDS
               Not applicable

 5             CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) or 2(e)                                                                                          ⃞

 6             CITIZENSHIP OR PLACE OF ORGANIZATION
               Florida

                                              7             SOLE VOTING POWER
                                                                                                                0
 NUMBER OF
SHARES                              8             SHARED VOTING POWER
BENEFICIALLY                                                                            3,204,171
OWNED BY
EACH                                  9             SOLE DISPOSITIVE POWER
REPORTING                                                                                    264,611
PERSON
                                             10           SHARED DISPOSITIVE POWER
                                                                                                            860,667

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                            3,204,171 based on shared voting power

 12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                                                                                                      ⃞

 13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                                          33.00%

 14           TYPE OF REPORTING PERSON
                                                                                          OO

CUSIP NO.:  629484106           SCHEDULE 13D

1             NAME OF REPORTING PERSONS
               Louise B. Blackman Tollefson Family Foundation dated 3/24/98
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

 2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a)  ⃞
                                                                                                                                                     (b)  ⊠

 3             SEC USE ONLY

 4             SOURCE OF FUNDS
               Not applicable

 5             CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) or 2(e)                                                                                          ⃞

 6             CITIZENSHIP OR PLACE OF ORGANIZATION
               Florida

                                              7             SOLE VOTING POWER
                                                                                                                0
 NUMBER OF
SHARES                              8             SHARED VOTING POWER
BENEFICIALLY                                                                            3,204,171
OWNED BY
EACH                                  9             SOLE DISPOSITIVE POWER
REPORTING                                                                                       3,401
PERSON
                                             10           SHARED DISPOSITIVE POWER
                                                                                                              3,401

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                            3,204,171 based on shared voting power

 12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                                                                                                      ⃞

 13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                                          33.00%

 14           TYPE OF REPORTING PERSON
                                                                                          OO

CUSIP NO.:  629484106           SCHEDULE 13D

1             NAME OF REPORTING PERSONS
               Louise B. Tollefson Charitable Lead Annuity Trust dated 3/30/00
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

 2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a)  ⃞
                                                                                                                                                     (b)  ⊠

 3             SEC USE ONLY

 4             SOURCE OF FUNDS
               Not applicable

 5             CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) or 2(e)                                                                                          ⃞

 6             CITIZENSHIP OR PLACE OF ORGANIZATION
               Florida

                                              7             SOLE VOTING POWER
                                                                                                                0
 NUMBER OF
SHARES                              8             SHARED VOTING POWER
BENEFICIALLY                                                                            3,204,171
OWNED BY
EACH                                  9             SOLE DISPOSITIVE POWER
REPORTING                                                                                    149,450
PERSON
                                             10           SHARED DISPOSITIVE POWER
                                                                                                           149,450

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                            3,204,171 based on shared voting power

 12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                                                                                                      ⃞

 13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                                          33.00%

 14           TYPE OF REPORTING PERSON
                                                                                          OO

CUSIP NO.:  629484106           SCHEDULE 13D

1             NAME OF REPORTING PERSONS
               Bennett H. Tollefson Charitable Lead Unitrust dated 3/30/00
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

 2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a)  ⃞
                                                                                                                                                     (b)  ⊠

 3             SEC USE ONLY

 4             SOURCE OF FUNDS
               Not applicable

 5             CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) or 2(e)                                                                                          ⃞

 6             CITIZENSHIP OR PLACE OF ORGANIZATION
               Florida

                                              7             SOLE VOTING POWER
                                                                                                                0
 NUMBER OF
SHARES                              8             SHARED VOTING POWER
BENEFICIALLY                                                                            3,204,171
OWNED BY
EACH                                  9             SOLE DISPOSITIVE POWER
REPORTING                                                                                    151,093
PERSON
                                             10           SHARED DISPOSITIVE POWER
                                                                                                            151,093

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                            3,204,171 based on shared voting power

 12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                                                                                                      ⃞

 13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                                          33.00%

 14           TYPE OF REPORTING PERSON
                                                                                          OO

CUSIP NO.:  629484106           SCHEDULE 13D

1             NAME OF REPORTING PERSONS
               William J. Michaelcheck
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

 2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a)  ⃞
                                                                                                                                                     (b)  ⊠

 3             SEC USE ONLY

 4             SOURCE OF FUNDS
               OO [Not yet determined]

 5             CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) or 2(e)                                                                                          ⃞

 6             CITIZENSHIP OR PLACE OF ORGANIZATION
               U.S.A.

                                              7             SOLE VOTING POWER
                                                                                                                0
 NUMBER OF
SHARES                              8             SHARED VOTING POWER
BENEFICIALLY                                                                            3,204,171
OWNED BY
EACH                                  9             SOLE DISPOSITIVE POWER
REPORTING                                                                                         0
PERSON
                                             10           SHARED DISPOSITIVE POWER
                                                                                        1,800,000 shares subject to option

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                            3,204,171 based on shared voting power

 12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                                                                                                      ⃞

 13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                                          33.00%

 14           TYPE OF REPORTING PERSON
                                                                                          IN

CUSIP NO.:  629484106        SCHEDULE 13D

1             NAME OF REPORTING PERSONS
               A. George Kallop
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

 2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a)  ⃞
                                                                                                                                                     (b)  ⊠

 3             SEC USE ONLY

 4             SOURCE OF FUNDS
               OO [Not yet determined]

 5             CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) or 2(e)                                                                                          ⃞

 6             CITIZENSHIP OR PLACE OF ORGANIZATION
               U.S.A.

                                              7             SOLE VOTING POWER
                                                                                                                0
 NUMBER OF
SHARES                              8             SHARED VOTING POWER
BENEFICIALLY                                                                                   0
OWNED BY
EACH                                  9             SOLE DISPOSITIVE POWER
REPORTING                                                                                         0
PERSON
                                             10           SHARED DISPOSITIVE POWER
                                                                                          315,000 shares subject to option

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                            315,000 based on shared dispositive power

 12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                                                                                                      ⃞

 13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                                          3.24%

 14           TYPE OF REPORTING PERSON
                                                                                            IN

CUSIP NO.:  629484106        SCHEDULE 13D

1             NAME OF REPORTING PERSONS
               William D. Shaw, Jr.
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

 2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a)  ⃞
                                                                                                                                                     (b)  ⊠

 3             SEC USE ONLY

 4             SOURCE OF FUNDS
               OO [Not yet determined]

 5             CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) or 2(e)                                                                                          ⃞

 6             CITIZENSHIP OR PLACE OF ORGANIZATION
               U.S.A.

                                              7             SOLE VOTING POWER
                                                                                                                0
 NUMBER OF
SHARES                              8             SHARED VOTING POWER
BENEFICIALLY                                                                                   0
OWNED BY
EACH                                  9             SOLE DISPOSITIVE POWER
REPORTING                                                                                         0
PERSON
                                             10           SHARED DISPOSITIVE POWER
                                                                                          315,000 shares subject to option

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                            315,000 based on shared dispositive power

 12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                                                                                                      ⃞

 13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                                          3.24%

 14           TYPE OF REPORTING PERSON
                                                                                            IN

Item 1: Security and Issuer.

(a) This statement on Schedule 13D relates to shares of common stock, $1.00 par value, of NYMAGIC, INC., a New York corporation ("NYMAGIC")

(b) NYMAGIC's principal executive offices are located at: 919 Third Avenue 10th Floor New York, NY 10022

Item 4: Purpose of Transaction.

As further described in Item 6, Mariner has the right to vote the Voting Shares (as defined in Item 6) representing approximately 33.00% of the voting stock of NYMAGIC, with the approval of two out of three of the Participating Shareholders (as defined in Item 6) subject to certain provisions of the voting agreement further described in Item 6. In this manner, the parties to the voting agreement are able to use their combined shareholder voting power to influence key matters that require shareholder approval. Mariner and the Participating Shareholders reserve the right to undertake a proxy or consent solicitation, or to take shareholder action by written consent, to accomplish their objectives.

Pursuant to the voting agreement, one purpose of this transaction was to govern the composition of the Board of Directors of NYMAGIC. Under the voting agreement, (i) Mariner is entitled to nominate four candidates for election to the board, (ii) each Participating Shareholder is entitled to nominate two candidates for election to the board and (iii) the Chief Executive Officer of NYMAGIC is entitled to nominate two candidates for election to the board, for a total of twelve directors. The directors designated by Mariner and elected on May 22, 2002 and May 29, 2003 are William J. Michaelcheck, William D. Shaw, Jr., George R. Trumbull III and A. George Kallop. The directors designated by the Participating Shareholders and elected on May 22, 2002 and May 29, 2003 are Mark W. Blackman, John N. Blackman, Jr., Robert G. Simses, John R. Anderson, Glenn J. Angiolillo and Glenn R. Yanoff. The directors designated by the Chief Executive Officer and appointed on February 3, 2003 and March 13, 2003, respectively, are David W. Young and John T. Baily and these directors were also elected on May 29, 2003. The board of directors elected on May 22, 2002 appointed the following persons as officers of NYMAGIC: George R. Trumbull III as Chairman, William D. Shaw, Jr. as Vice Chairman and A. George Kallop as Executive Vice President. Mr. Trumbull was also appointed the Chief Executive Officer on June 10, 2002. These officers were reappointed on May 29, 2003. The board of directors also approved an investment management agreement whereby Mariner was engaged as sole investment adviser to manage the portfolio of NYMAGIC and its insurance company subsidiaries. The parties to the voting agreement may decide to cause additional changes to the way NYMAGIC is operated, but those changes have not yet been determined. It is possible that they will cause NYMAGIC to enter into new lines of business or to exit existing lines of business. Assets may be sold or purchased. Business or corporate transactions of various types may be considered. In addition to the executive officers mentioned above, it is possible that Mariner employees may serve as officers, employees or consultants of NYMAGIC.

Pursuant to the voting agreement, the Participating Shareholders granted Mariner the option to purchase an aggregate of up to 1,800,000 of their shares of NYMAGIC. On April 4, 2002, Mariner entered into an agreement with each of William D. Shaw, Jr. and A. George Kallop, whereby Mariner agreed to hold a portion of the option covering 315,000 shares of NYMAGIC as nominee for each of Mr. Shaw and Mr. Kallop, who agreed to be bound to the terms of the voting agreement. Each of Mr. Shaw and Mr. Kallop have contractual relationships with Mariner, with Mr. Kallop's contract relating to consulting services and Mr. Shaw's contract relating to investment services.

On December 17, 2003 and December 23, 2003, pursuant to an effective shelf registration, Registration No. 333‑106547 (the "Registration Statement"), Mark W. Blackman, Blackman Investments LLC, Louise B. Tollefson 2000 Florida Intangible Trust, Louise B. Blackman Tollefson Family Foundation, Louise B. Tollefson Charitable Lead Annuity Trust and Bennett H. Tollefson Charitable Lead Unitrust sold an aggregate of 2,150,000 of shares of NYMAGIC. These shares that were sold pursuant to the Registration Statement are no longer subject to the voting agreement.

The Registration Statement also covers the 1,800,000 option shares granted to Mariner pursuant to the voting agreement, including the portions being held for William D. Shaw, Jr. and A. George Kallop. These reporting persons have the flexibility to sell the registered shares from time to time at market prices prevailing at the time of sale, at prices related to market prices, at a fixed price or prices subject to change or at negotiated prices, by a variety of methods including the following:

• on the New York Stock Exchange, in the over‑the‑counter market, or on another national securities exchange (any of which may include crosses and block transactions);

• in privately negotiated transactions;

• through broker-dealers, who may act as agents or principals, including through ordinary brokerage transactions and transactions in which a broker solicits purchasers;

                           •        in a block trade in which a broker-dealer will attempt to sell a block of shares of common stock as agent but may position and resell a portion of the block as principal to facilitate the transaction;

                           •        through one or more underwriters, dealers and agents, on a firm commitment or best efforts basis, who may receive compensation in the form of underwriting discounts, concessions or commissions from a seller and/or the purchasers of the shares for whom they may act as agent;

• through exchange distributions in accordance with the rules of the applicable exchange;

• directly to one or more purchasers;

• through agents;

• through option transactions, forward contracts, equity swaps or other derivative transactions relating to the securities;

• through short sales of the securities;

• in any combination of the above; and

• in any other lawful manner.

Item 5: Interest in Securities of the Issuer.

Mariner and the Participating Shareholders share voting power with respect to 3,204,171 shares of common stock of NYMAGIC, representing approximately 33.00% of the outstanding shares of common stock of NYMAGIC. Mariner does not have the power to dispose of any of these shares. The Participating Shareholders have power to dispose of their respective shares of NYMAGIC, which are further identified in Item 6, provided that they retain shares necessary for Mariner to exercise its option and provided further that the transferee agrees to be bound by the voting agreement except that the Participating Shareholders have waived this requirement with respect to shares sold pursuant to the Registration Statement on or prior to December 31, 2003 and except that each Participating Shareholder may transfer an aggregate of 250,000 shares that will not be subject to the voting agreement. Pursuant to the voting agreement, Mariner received an option to acquire 1,800,000 shares of common stock from the Participating Shareholders, representing approximately 18.54% of the outstanding shares of common stock of NYMAGIC. The voting agreement permits Mariner to assign the options to William J. Michaelcheck, William D. Shaw, Jr., George R. Trumbull III, A. George Kallop or any other employee or consultant working for Mariner in connection with NYMAGIC or to any other person agreed to by at least two Participating Shareholders. Option transferees must agree to be bound to the terms of the voting agreement. On April 4, 2002, Mariner entered into an agreement with each of William D. Shaw, Jr. and A. George Kallop, whereby Mariner agreed to hold a portion of the option covering 315,000 shares of NYMAGIC as nominee for each of Mr. Shaw and Mr. Kallop, who agreed to be bound to the terms of the voting agreement. Each of Mr. Shaw and Mr. Kallop have contractual relationships with Mariner, with Mr. Kallop's contract relating to consulting services and Mr. Shaw's contract relating to investment services.

The following chart sets forth beneficial ownership information with respect to each of the reporting persons:

	Number of Shares Beneficially Owned by Each Reporting Person
Name of Reporting Person	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Aggregate No. of Shares Beneficially Owned (1)	Percentage of Shares Beneficially Owned (1)	No. of Shares Held Subject to Mariner Option
Mariner Partners, Inc.	0	3,204,171	0	1,800,000	1,800,000	0	0
William J. Michaelcheck	0	3,204,171	0	1,800,000	1,800,000	0	0
Mark W. Blackman	0	3,204,171	524,530 (2)	450,000 (2)	974,530 (2)	10.03%	450,000
Blackman Investments LLC	0	3,204,171	420,030	550,000 (3)	970,030	9.99%	450,000
Blackman Charitable Remainder Trust	0	3,204,171	100,000	0	100,000	1.03%	0
Louise B. Tollefson 2000 Florida Intangible Trust	0	3,204,171	264,611 (4)	860,667 (5)	860,667	8.86%	(6)
Louise B. Blackman Tollefson Family Foundation	0	3,204,171	3,401 (4)	3,401 (5)	3,401	0.04%	(6)
Louise B. Tollefson Charitable Lead Annuity Trust	0	3,204,171	149,450 (4)	149,450 (5)	149,450	1.54%	(6)
Bennett H. Tollefson Charitable Lead Unitrust	0	3,204,171	151,093 (4)	151,093 (5)	151,093	1.56%	(6)
A. George Kallop	0	0	0	315,000	315,000 (7)	0	0
William D. Shaw, Jr.	0	0	0	315,000	315,000 (7)	0	0

                        (1)          These percentages are calculated excluding shared voting power. These percentages have been calculated without giving effect to the Mariner options. If the Mariner options were exercised, Mariner's and
                William J. Michaelcheck's percentage would be 18.54%; Mark W. Blackman's percentage would be 5.40%,
               Blackman Investments LLC's percentage would be 5.40%, A. George Kallop's percentage would be 3.24% and
                William D. Shaw, Jr.'s percentage would be 3.24%. The percentages for each Tollefson Trust would depend on how the options are allocated among the trusts. The percentage of each of the Tollefson Trusts could be reduced to 0% if the maximum possible options were allocated to it. See footnote 6.

                              (2)           Includes 5,000 shares issuable pursuant to options that are exercisable within 60 days.
                Excludes 260,000 shares which Mark W. Blackman may be deemed to beneficially own as guardian of minors, together owning 160,000 shares, and spouse owning 100,000, and may be deemed to have power to vote such 260,000 shares. Mark W. Blackman disclaims beneficial ownership of such 260,000 shares.

                              (3)           Includes 100,000 shares subject to the option described in NYMAGIC's Current Report on
                Form 8-K dated January 31, 2003.

                              (4)           Assumes that the Tollefson Trustee, who has the sole power to determine the number of shares to be provided by any one or more of the Tollefson Trusts upon exercise of the option, allocates the maximum number of shares to be provided in the aggregate by the Tollefson Trusts to the Tollefson Trusts other than this Reporting Person.

                              (5)           Assumes that the Tollefson Trustee, who has the sole power to determine the number of shares to be provided by any one or more of the Tollefson Trusts upon exercise of the option, allocates the maximum number of shares to be provided in the aggregate by the Tollefson Trusts to this Reporting Person.

                              (6)           An aggregate of 900,000 shares held by the Tollefson Trusts are subject to the option; the
                Tollefson Trustee has the sole power to determine the number of shares to be provided by any or all of the
                Tollefson Trusts upon exercise of the option.

                              (7)           Beneficial ownership of these shares is being reported by A. George Kallop and William D.
                Shaw, Jr. because of a possible interpretation that they beneficially own the shares underlying the portion of the options assigned to eachof them by Mariner.

William J. Michaelcheck and Charles R. Howe II do not individually own any shares of NYMAGIC. John Blackman and Kathleen Blackman individually do not own any shares of NYMAGIC. In addition to the Tollefson trust interests set forth above, Louise B. Tollefson owns 5,262 shares of NYMAGIC for which she has sole voting and dispositive power. Louise B. Tollefson may be deemed to beneficially own an additional 1,402 shares owned by her spouse Bennett  H. Tollefson, and may be deemed to have power to vote such shares. Louise B. Tollefson disclaims beneficial ownership of such 1,402 shares. In addition, she is a beneficiary of the Louise B. Tollefson and Bennett H. Tollefson Charitable Remainder Unitrust dated 3/24/98, which owns 151,093 shares of NYMAGIC but she does not have voting or dispositive power over such shares.

Each of the reporting persons disclaims beneficial ownership of the shares for which it does not have dispositive power.

Item 6:  Contracts, Arrangements, Understandings or Relationships With Respect to Securities
               of the Issuer.

            Mariner entered into a voting agreement relating to the stock of NYMAGIC as of
            February 20, 2002 (subsequently amended as of March 1, 2002, January 27, 2003 and
            March 12, 2003) with (i) MARK W. BLACKMAN; BLACKMAN INVESTMENTS
            LLC ("Blackman Investments"); JOHN N. BLACKMAN, JR. (the "Blackman Trustee")
            as trustee of the Blackman Charitable Remainder Trust (the "Blackman Co-Trust"); and
            ROBERT G. SIMSES (the "Tollefson Trustee") as trustee of the Louise B. Tollefson
            2000 Florida Intangible Tax Trust dated 12/12/00, as trustee of the Louise B. Blackman
            Tollefson Family Foundation dated 3/24/98, as co-trustee of the Louise B. Tollefson
            Charitable Lead Annuity Trust dated 3/30/00, and as co-trustee of the Bennett H.
            Tollefson Charitable Lead Unitrust dated 3/30/00 (the "Participating Shareholders");
            (ii) KATHLEEN BLACKMAN as co‑trustee with the Blackman Trustee of the Blackman
            Charitable Remainder Trust; and (iii) FIRST UNION NATIONAL BANK (the "Bank
            Trustee") as co-trustee with the Tollefson Trustee of the Louise B. Tollefson Charitable
            Lead Annuity Trust dated 3/30/00, and as co-trustee with the Tollefson Trustee of the
            Bennett H. Tollefson Charitable Lead Unitrust (the "Tollefson Co-Trusts"). The Bank
            Trustee is currently Wachovia Bank, N.A. as successor to First Union National Bank.

            The following shares are currently subject to the voting agreement (the "Voting Shares"):

                                    (i)        the 969,530 Shares of NYMAGIC for which Mark W. Blackman
                                                has sole voting power;

                                    (ii)       the 970,030 Shares of NYMAGIC for which Blackman
                                                Investments has sole voting power;

                                    (iii)      the 100,000 Shares of NYMAGIC held by the Blackman
                                                Charitable Remainder Trust for which the Blackman Trustee has, with the approval of Kathleen Blackman, sole voting power; and

                                    (iv)      the 860,667 Shares of NYMAGIC held by the Louise B. Tollefson
                                                2000 Florida Intangible Tax Trust, the 3,401 shares held by the
                                                Louise B. Blackman Tollefson Family Foundation, the
                                                149,450 Shares held by the Louise B. Tollefson Charitable Lead
                                                Annuity Trust, and the 151,093 Shares of NYMAGIC held by the
                                                Bennett H. Tollefson Charitable Lead Unitrust for which the
                                                Tollefson Trustee has, with the consent and agreement of the Bank
                                                Trustee, voting power (hereinafter the "Tollefson Shares").

                        For the purposes of the voting agreement there are three "Participating
                        Shareholders":

                                    (i)        Mark W. Blackman;

                                    (ii)       Blackman Investments and the Blackman Trustee as co‑trustee of the Blackman Charitable Remainder Trust dated April 1, 2001
                                                (with Blackman Investments and the Blackman Trustee
                                                constituting one Participating Shareholder for all purposes under the Voting Agreement); and

                                    (iii)      The Tollefson Trustee as sole trustee of the Louise B. Tollefson
                                                2000 Florida Intangible Tax Trust dated December 12, 2000; as sole trustee of the Louise B. Blackman Tollefson Family
                                                Foundation dated March 24, 1998; as co-trustee of the Louise B.
                                                Tollefson Charitable Lead Annuity Trust dated March 30, 2000;
                                                and as co-trustee of the Bennett H. Tollefson Charitable Lead
                                                Unitrust dated March 30, 2000 (such trusts being collectively, the
                                                "Tollefson Trusts").

                        Pursuant to the voting agreement, Mariner has been granted the right, with (and only with) the written approval of two of the three Participating Shareholders, to exercise all of the rights of a shareholder of NYMAGIC and to vote the Voting
                        Shares at all meetings of shareholders. In the event that two of the three
                        Participating Shareholders fail to approve any vote by Mariner on any matter,
                        Mariner shall not vote on such matter, and Mariner's non‑voting will not entitle any Participating Shareholder to instead vote his or its Voting Shares on that matter. However, Mariner does not have the right to vote on or consent to (a) the merger or consolidation of NYMAGIC into or with another corporation, (b) the sale of all or substantially all of its assets, (c) its dissolution and/or liquidation, or
                        (d) any recapitalization or stock offering of NYMAGIC, unless two of the three
                        Participating Shareholders consent thereto in writing. In the event that two of the three Participating Shareholders fail to approve any vote by Mariner on any matter referred to in the preceding sentence, Mariner shall not vote on such matter and instead each Participating Shareholder may vote his or its Voting Shares on that matter.

                        Under the voting agreement, (i) Mariner is entitled to nominate four candidates for election to the board, (ii) each Participating Shareholder is entitled to
                        nominate two   candidates for election to the board and (iii) the Chief Executive
                        Officer of NYMAGIC is entitled to nominate two candidates for election to the
                        board, for a total of twelve     directors. The directors designated by Mariner and
                        elected on May 22, 2002 are William J. Michaelcheck, William D. Shaw, Jr.,
                        George R. Trumbull III and A. George Kallop. The directors designated by the
                        Participating Shareholders and elected on May 22, 2002       and May 29, 2003 are
                        Mark W. Blackman, John N. Blackman, Jr., Robert G. Simses, John R. Anderson,
                         Glenn J. Angiolillo and Glenn R. Yanoff. The directors designated by the Chief
                        Executive Officer and appointed on February 3, 2003 and March 13, 2003, respectively, are David W. Young and John T. Baily and these directors were also elected on May 29, 2003. The Participating Shareholders have agreed, consistent with director fiduciary duties, to cause their nominees to the Board to vote for one of the Mariner‑nominated members of the Board, as designated by Mariner, as
                        Chairman of each meeting. George R. Trumbull III was appointed Chairman of
                        NYMAGIC on May 22, 2002 and was appointed Chief Executive Officer of
                        NYMAGIC on June 10, 2002. If a Participating Shareholder does not nominate the full number of candidates for election to the Board that such Participating
                        Shareholder is authorized to    nominate, then in addition to its other rights,
                        Mariner, instead of that Participating Shareholder, may nominate a number of candidates equal to the number not nominated by that Participating Shareholder.

                        The voting agreement also gives Mariner the right to purchase at any time and from time to time up to 1,800,000 shares of NYMAGIC from the Participating
                        Shareholders in the amounts set forth below opposite each such Participating
                        Shareholder's name:

                                    (i)        Mark W. Blackman – 450,000 shares;

                                    (ii)       Blackman Investments – 450,000 shares;

                                    (iii)      the Tollefson Trustee – 900,000 shares, provided that the Tollefson
                                                Trustee shall have the sole power to determine the number of shares to be provided by any one of the Tollefson Trusts.

                                    (iv)      The exercise price for the options is as follows:

                                                                      Time Period                                        Price

                                                February 15-May 14, 2002:                             $19.00 per share
                                                May 15-August 14, 2002:                                 $19.25 per share
                                                August 15-November 14, 2002:                       $19.50 per share
                                                November 15, 2002-February 14, 2003:          $19.75 per share
                                                February 15-May 14, 2003:                             $20.00 per share
                                                May 15-August 14, 2003:                                 $20.25 per share
                                                August 15-November 14, 2003:                       $20.50 per share
                                                November 15, 2003-February 14, 2004:          $20.75 per share
                                                February 15-May 14, 2004:                             $21.00 per share
                                                May 15-August 14, 2004:                                 $21.25 per share
                                                August 15-November 14, 2004:                       $21.50 per share
                                                November 15, 2004-February 14, 2005:          $21.75 per share
                                                February 15-May 14, 2005:                             $22.00 per share
                                                May 15-August 14, 2005:                                 $22.25 per share
                                                August 15-November 14, 2005:                       $22.50 per share
                                                November 15, 2005-February 14, 2006:          $22.75 per share
                                                February 15-May 14, 2006:                             $23.00 per share
                                                May 15-August 14, 2006:                                 $23.25 per share
                                                August 15-November 14, 2006:                       $23.50 per share
                                                November 15, 2006-February 14, 2007:          $23.75 per share
                                                February 15-March 17, 2007:                          $24.00 per share

                                                Less, in each case, the cumulative amount of dividends paid by
                                                NYMAGIC in respect of each share of its common stock from
                                                January 31, 2003 through to the date Mariner purchases such option shares.

                                    On April 4, 2002, Mariner entered into an agreement with each of
                                    William D. Shaw, Jr. and A. George Kallop, whereby Mariner agreed to hold a portion of the option covering 315,000 shares of
                                    NYMAGIC as nominee for each of Mr. Shaw and Mr. Kallop, who agreed to be bound to the terms of the voting agreement.
                                    Messrs. Kallop and Shaw have contractual relationships with
                                    Mariner, with Mr. Kallop's contract relating to consulting services and Mr. Shaw's contract relating to investment services.

The voting agreement terminates upon the earliest to occur of the following dates (the "Termination Date"):

                        (i)        February 15, 2007;

                        (ii)       the merger or consolidation of NYMAGIC into another
                                    corporation, the sale of all or substantially all its assets or its dissolution and/or its liquidation;

                        (iii)      immediately upon the resignation of Mariner; or

                        (iv)      upon written notice of such termination to Mariner from all of the
                                    Participating Shareholders, provided, that except where such written notice of termination is due to gross negligence or willful misconduct that causes or is reasonably likely to cause direct, substantial and provable damage to NYMAGIC, the options shall continue in full force and effect until the close of business on February 15, 2007.

Mariner's voting rights, board nomination rights and right to acquire option shares representing in the aggregate ten percent (10%) or more of the voting power conferred by all of the voting stock of NYMAGIC at the time outstanding were granted subject to the New York Superintendent of Insurance either (i) having given his prior approval thereto pursuant to Section 1506 of the New York Insurance Law or (ii) having determined pursuant to Section 1501(c) of the New York Insurance Law that no such approval is required. Such approval was granted by the New York Superintendent of Insurance on July 31, 2002.

The Participating Shareholders may transfer their Voting Shares; provided that (i) they at all times retain the number of Voting Shares necessary to enable Mariner to exercise its options and (ii) the transferred shares remain subject to the voting agreement. The Participating Shareholders have  waived the requirement that transferred shares remain subject to the voting agreement to the extent that such shares are sold pursuant to the Registration Statement on or prior to December 31, 2003. In addition, each Participating Shareholder is allowed to sell up to 250,000 Voting Shares, which shares would then no longer be subject to the voting agreement.

The summary of the voting agreement contained in this Schedule 13D is qualified in its entirety by reference to the full text of the voting agreement and all amendments thereto, which are attached as Exhibits 99.1, 99.2 and 99.3 to this schedule.

Item 7:            Material to be Filed as Exhibits.

                        99.1     Voting Agreement dated as of February 20, 2002,
                                    as amended March 1, 2002 (previously filed)

                        99.2     Amendment No. 2 dated as of January 27, 2003,
                                    to Voting Agreement (previously filed)

                        99.3     Amendment No. 3 dated as of March 12, 2003,
                                      to Voting Agreement (previously filed)

                        99.4     Joint Filing Agreement (previously filed)

                        99.5     Power of Attorney (previously filed)

                        99.6     Waiver dated October 16, 2003 (previously filed)

SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 8, 2004

                                                                        MARINER PARTNERS, INC.

                                                                        By:  /s/ William J. Michaelcheck
                                                                                      William J. Michaelcheck,
                                                                                     Chairman and Chief Executive Officer

                                                                        /s/ William J. Michaelcheck
                                                                         William J. Michaelcheck

                                                                        /s/ William J. Michaelcheck
                                                                         Mark W. Blackman,
                                                                        by William J. Michaelcheck, Attorney-in-Fact

                                                                        BLACKMAN INVESTMENTS LLC

                                                                        By:  /s/ William J. Michaelcheck
                                                                                      William J. Michaelcheck, Attorney-in-Fact

                                                                        BLACKMAN CHARITABLE REMAINDER
                                                                        TRUST

                                                                        By:  /s/ William J. Michaelcheck
                                                                                      William J. Michaelcheck, Attorney-in-Fact

                                                                        LOUISE B. TOLLEFSON 2000 FLORIDA
                                                                        INTANGIBLE TAX TRUST DATED 12/12/00

                                                                        By:  /s/ William J. Michaelcheck
                                                                         William J. Michaelcheck, Attorney-in-Fact

                                                                        LOUISE B. BLACKMAN TOLLEFSON
                                                                        FAMILY FOUNDATION DATED 3/24/98

                                                                        By:  /s/ William J. Michaelcheck
                                                                         William J. Michaelcheck, Attorney-in-Fact

                                                                        LOUISE B. TOLLEFSON CHARITABLE
                                                                        LEAD ANNUITY TRUST DATED 3/30/00

                                                                        By:  /s/ William J. Michaelcheck
                                                                                      William J. Michaelcheck, Attorney-in-Fact

                                                                        BENNETT H. TOLLEFSON CHARITABLE
                                                                        LEAD UNITRUST DATED 3/30/00

                                                                        By: /s/ William J. Michaelcheck
                                                                                     William J. Michaelcheck, Attorney-in-Fact

                                                                        /s/ William J. Michaelcheck
                                                                         A. George Kallop
                                                                        by William J. Michaelcheck, Attorney-in-Fact

                                                                        /s/ William J. Michaelcheck
                                                                         William D. Shaw, Jr.
                                                                        by William J. Michaelcheck, Attorney-in-Fact